January 25, 2011

VIA EDGAR
Mr. Joseph McCann
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Re:	Ecosphere Technologies, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-25663

Dear Mr. McCann:

Our responses to the Staff’s January 5, 2011 Comment Letter are below.

Item 10. Directors, Executive Officers and Corporate Governance, page 35

1.
We continue to evaluate your response to prior comment 2.  Please provide us with the documentation that you refer to in your response evidencing when Mr. McGuire was released from probation.  We also reissue the final sentence of the comment which requested that you submit the faxed correspondence dated September 13, 2010 as correspondence to EDGAR.

Registrant’s Response:

We are responding based upon information provided by Mr. McGuire.  As our counsel, Michael D. Harris, Esq. of Harris Cramer LLP, has previously advised you, by about mid-1992 Mr. McGuire’s probationary period ended.  Mr. McGuire has not been subject to any “reportable event” since that time.  As Mr. Harris has also advised you, we have been unable to obtain copies of the probation records.  As part of our efforts, Mr. McGuire retained the firm of Patrick J. McKenna Investigations of West Palm Beach, Florida.  We are submitting a letter from Patrick J. McKenna Investigations dated January 10, 2011 which outlines in the second paragraph the efforts made to get the probation records.  It is my understanding that Mr. Patrick J. McKenna previously served as a probation officer.

With regard to the second part of your comment the faxed correspondence dated September 13, 2010 is being submitted as correspondence on EDGAR.

On behalf of Ecosphere Technologies, Inc. we acknowledge the following:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this letter to Michael Harris of Harris Cramer LLP at (561) 689-4441.

Sincerely yours,

/s/ Adrian Goldfarb

Adrian Goldfarb
Chief Financial Officer

DM/dfm

cc:           Michael D. Harris, Esq. (via email w/enclosures)

PATRICK J. McKENNA INVESTIGATIONS
141 Cortez Road
West Palm Beach, FL 33405
(561) 833-8444
pjmpi@aol.com

January 10, 2011

Michael Harris
Harris Cramer LLP
3507 Kyoto Gardens Dr.
Suite 320
Palm Beach Gardens, FL 33410

Dear Mr. Harris,

As you are probably aware, I have been attempting to obtain certified copies of records pertaining to Dennis McGuire. He had 2 federal cases. The first case was 78 CR-233. The second case was 86 CR 873. Both cases were in the United States District Court, Southern District of Florida.

I personally have been to the United States District Court Clerks office in Miami to attempt to get these records. I was told they are stored in the Federal Archives in Atlanta. I then hired MLQ Attorney Services, a highly respected company in Atlanta, Ga to attempt to retrieve these records. They were also unsuccessful. I have spent the last two months attempting to get information from the United States Probation Office in Miami. I was able to learn that Dennis successfully completed probation sometime in 1992. I have learned over the telephone that these records are unable to be located either on microfiche or in the Atlanta National Archives and Records Administration. There appears to be a great likelihood that these documents are lost, misplaced or destroyed by mistake.

If I can be of further assistance please do not hesitate to call.

Kind Regards,

Patrick J. McKenna